
02019808

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Annual Audited Report Form X-17A-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	Sec File No. 8 - 51348

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Hollencrest Securities, LLC

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3501 Jamboree Road, Suite 602
(No. and Street)

Newport Beach	California	92660-2932
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Pellizzon, Member — (949) 737-7700
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

350 South Grand Avenue, Suite 200	Los Angeles	California	90071-3462
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
_ Public Accountant
_ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Peter J. Pellizzon, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Hollencrest Securities, LLC (the "Company") as of December 31, 2001 and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member
Title

Notary Public

NITA L. CHARLTON
COMM.# 1239357
Notary Public-California
Orange County
My Commission Expires
NOVEMBER 19, 2003

This report ** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Members' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (Not Applicable)
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Required)
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x) (1) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report. (Not Required)
(x) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

HOLLENCREST SECURITIES, LLC
(SEC ID. NO. 8-51348)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, California 92626-1924

Tel: (714) 436-7100
Fax: (714) 436-7200
www.us.deloitte.com

Deloitte & Touche


RECEIVED
MAR 0 1 2002
354
WASH. D.C.

INDEPENDENT AUDITORS' REPORT

To the Members of
Hollencrest Securities, LLC:

We have audited the accompanying statement of financial condition of Hollencrest Securities, LLC (the Company) as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Hollencrest Securities, LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2002

HOLLENCREST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 801,508
Receivable from clearing broker	494,069
Receivable from customers	151,423
Securities owned:	
Marketable, at market value	899
Not readily marketable, at estimated fair value	59,100
Total securities owned	59,999
Broker deposit	100,000
Equipment, software, furniture, and fixtures, at cost, net of accumulated depreciation and amortization of $115,679	132,534
Deposits and other assets	81,058
	$1,820,591

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Commissions payable	$ 347,055
Accounts payable, accrued expenses, and other liabilities	447,979
Securities sold but not yet purchased, at market value	44,954
Capital leases payable	32,625
Total liabilities	872,613
Commitments and contingent liabilities (Note 4)	
Members' equity:	
Members' capital	257,023
Retained earnings	690,955
Total members' equity	947,978
	$1,820,591

See accompanying notes to statement of financial condition.

1. ORGANIZATION

The accompanying financial statement includes the accounts of Hollencrest Securities, LLC (the Company). The Company is a limited liability company in the State of California and is comprised of four managing members with 25% ownership interest. The allocation of net profit (loss) of the Company is determined by the managers, in accordance with terms set forth in the operating agreement. The Company operates as a registered broker/dealer and clears all securities transactions for the accounts of the Company and its customers utilizing other brokers/dealers on a fully disclosed basis. The Company provides investment and financial services to a variety of institutional and corporate clients. The types of investment transactions include various securities, future contracts on intangibles, and mutual fund shares of investment company securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities Transactions - Securities transactions are recorded on a trade-date basis.

Cash and Cash Equivalents - The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Securities Owned and Securities Sold But Not Yet Purchased - Marketable securities owned and securities sold but not yet purchased are comprised primarily of common stock, bonds, and notes and are valued at current market prices which consist of last sales price on day of valuation. The fair value of securities not traded on an exchange has been reflected at market bid prices. The amounts realized from future transactions may differ materially from the market bid prices reflected in the statement of financial condition. Securities not readily marketable consist of common stock and warrants of private companies that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or cannot be currently sold because of other arrangements, restrictions, or conditions applicable to the securities. Securities not readily marketable are valued at fair value by management based on their knowledge of the market and the security. Because of the inherent uncertainty of the valuations, those estimated fair values may differ from values that would have been used had a ready market for the securities existed, and the difference could be material.

Equipment, Software, Furniture, and Fixtures - Equipment, software, furniture, and fixtures are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years.

Capitalization of Software - The costs to develop software are capitalized in accordance with Statement of Position (SOP) 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Capitalization begins when management authorizes and commits to funding a project it believes will be completed and used to perform the functions intended and the conceptual formulation, design, and testing of possible software project alternatives have been completed.

Long-Lived Assets - The Company assesses the facts and circumstances to determine whether property and equipment, and intangible or other assets, may be impaired and whether or not an evaluation of recoverability would be performed, as required under Statement of Financial Accounting Standards (SFAS) No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of.* At December 31, 2001, there were no adjustments to the carrying value of the Company's long-lived assets.

Finance and Management Fees - Revenues earned from investment management services are accrued when earned. Generally, such fees are deducted from custodial broker accounts established through the Company. At December 31, 2001, the Company had $574,600 in finance and management fee receivables outstanding, of which $423,177 and $151,423 are recorded in receivable from clearing broker and customers, respectively, in the accompanying statement of financial condition.

Compensation and Benefits - Such amount is recorded in accounts payable, accrued expenses, and other liabilities in the accompanying statement of financial condition.

Fair Value of Financial Instruments - Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost plus accrued interest, which approximates fair value.

Tax Provision - No provision for federal or state income taxes is included in the accompanying financial statement since the Company is not subject to income taxes. The members are required to include their proportionate share of income in their own income tax returns. The Company is subject to a state franchise tax for limited liability corporations, as well as a limited liability company fee based on total annual income, which have been recorded in the accompanying financial statement.

Recent Accounting Pronouncement - SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company adopted SFAS No. 133 effective January 1, 2001. The adoption of SFAS No. 133 did not have a significant impact on the financial position of the Company.

3. EQUIPMENT, SOFTWARE, FURNITURE, AND FIXTURES

Equipment, software, furniture, and fixtures consisted of the following as of December 31, 2001:

Office equipment	$ 171,075
Internally developed software	19,558
Furniture and fixtures	57,580
	248,213
Less accumulated depreciation	(115,679)
	$ 132,534

4. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions - The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Securities Sold But Not Yet Purchased - In the normal course of business, the Company sells equity and debt securities not yet purchased, which are recorded as liabilities on the statement of financial condition. The Company is exposed to the risk that a market price increase may cause the ultimate obligation for such commitments to exceed the amount recorded on the statement of financial condition.

Litigation - In the normal course of business, the Company is involved in litigation. Management does not expect the ultimate outcome of any pending litigation to have a material effect on the Company's financial position.

Leases - The Company leases equipment under noncancelable capital and operating leases. The company has the following operating lease commitments:

Year ending December 31:	
2002	$ 10,327
2003	10,707
2004	10,707
2005	10,707
2006 and thereafter	11,599
	$ 54,047

Leased property under capital leases consisted of the following as of December 31, 2001:

Office equipment	$ 60,984
Accumulated depreciation	(33,033)
	$ 27,951

The future minimum lease payments under capital leases, including the present value of the net minimum lease payments, consist of the following as of December 31, 2001:

	Lease commitment
Year ending December 31:	
2002	$ 16,920
2003	16,920
2004	4,230
Total minimum lease payments	38,070
Less amount representing interest	(5,445)
Present value of net minimum lease payments	$ 32,625

The amount necessary to reduce minimum lease payments to their present value is calculated using the Company's incremental borrowing rate at the inception of the lease.

5. PROFIT SHARING AND PENSION PLANS

The Company has a profit sharing plan and a 401(k) savings plan (the Plans), which cover substantially all employees. The Company has received qualified status for the Plans from the Internal Revenue Service. At December 31, 2001, the Company recorded a payable for $97,943 as a contribution to the Plans.

6. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include brokers/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

7. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, under the most restrictive requirement, the Company had net capital of $514,774, which was $414,774 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 1.61 to 1.

* * * * * *

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, California 92626-1924

Tel: (714) 436-7100
Fax: (714) 436-7200
www.us.deloitte.com



February 26, 2002

Hollencrest Securities, LLC
3501 Jamboree Road, Suite 602
Newport Beach, California 92660-2932

Dear Sirs:

In planning and performing our audit of the financial statement of Hollencrest Securities, LLC (the Company) for the year ended December 31, 2001 (on which we issued our report dated February 26, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP